RECEIVED

2005 NOV -3 P 3:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALLGREEN PROPERTIES LIMITED

05012288

File No. 82-4959

Date: 19 OCT 2005

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 11/3

ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 5,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 7 October 2005.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the above shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,052,341,000 ordinary shares of S$0.50 each.

By Order of the Board
Ms Isoo Tan
Company Secretary
19 October 2005